ABV Technology, Inc. (the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT	3
STATEMENT OF FINANCIAL POSITION	4
STATEMENT OF OPERATIONS	5
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	6
STATEMENT OF CASH FLOWS	7
NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS	8
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	8
NOTE 3 – RELATED PARTY TRANSACTIONS	12
NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS	13
NOTE 5 – LIABILITIES AND DEBT	13
NOTE 6 – EQUITY	16
NOTE 7 – SUBSEQUENT EVENTS	17

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: ABV Technology, Inc. Management

We have reviewed the accompanying financial statements of ABV Technology, Inc. (the Company) which comprise the statement of financial position as of December 31, 2022 and December 31, 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
September 27, 2024

ABV TECHNOLOGY, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Cash and Cash Equivalents	22,400	153,797
Accounts Receivable – Net	55,248	74,139
Prepaid Expenses	21,418	15,012
Inventory	272,923	508,646
Total Current Assets	371,989	751,594
Property and Equipment, net of Accumulated Depreciation	932,713	1,226,711
Intangible Assets: Trademark, net of Accumulated Amortization	13,869	15,617
Total Non-Current Assets	946,582	1,242,328
TOTAL ASSETS	**1,318,571**	**1,993,922**
LIABILITIES AND EQUITY		
Liabilities		
Accounts Payable	284,493	280,000
Accrued Expenses	281,934	212,932
Taxes Payable	2,149	4,248
Loans Payable – Current Portion	115,245	110,254
Deferred Revenue	28,400	329,750
Total Current Liabilities	712,221	937,184
Notes Payable – Related Parties	1,363,666	283,000
Notes Payable	100,000	66,000
Loans Payable – Non-Current Portion	97,013	212,523
Total Long-Term Liabilities	1,560,679	561,523
TOTAL LIABILITIES	2,272,900	1,498,707
EQUITY		
Common Stock	343	343
Additional Paid in Capital – Common Stock	7,266,609	7,266,609
Additional Paid in Capital – Stock Options	131,200	114,800
Accumulated Deficit	(8,352,481)	(6,886,537)
Total Equity	(954,329)	(495,215)
TOTAL LIABILITIES AND EQUITY	**1,318,571**	**1,993,922**

ABV TECHNOLOGY, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Sales Revenue	580,131	508,273
Service Revenue	412,143	457,484
Cost of Sales	(531,232)	(488,776)
Cost of Service	(539,008)	(568,828)
Gross Profit (Loss)	(77,966)	(91,847)
Operating Expenses		
Research and Development	598,933	741,981
General and Administrative	477,077	433,497
Sales Expenses	331,263	348,452
Depreciation Expense	95,505	120,441
Total Operating Expenses	1,502,778	1,644,371
Operating Income (loss)	(1,580,744)	(1,736,218)
Earnings Before Income Taxes	(1,580,744)	(1,736,218)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	**(1,580,744)**	**(1,736,218)**

ABV TECHNOLOGY, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock					
	# of Shares Amount	**$ Amount**	**APIC – Common Stock**	**APIC – Stock Options**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/22	3,238,189	324	6,466,308	-	(5,150,319)	1,316,313
Issuance of Common Stock	195,000	20	800,301	-	-	800,320
Additional Paid in Capital – Stock Options	-	-	-	114,800	-	114,800
Net Income (Loss)	-	-	-	-	(1,736,218)	(1,736,218)
Ending Balance 12/31/2022	**3,433,189**	**343**	**7,266,609**	**114,800**	**(6,886,537)**	**495,215**
Issuance of Common Stock	-	-	-	-	-	-
Additional Paid in Capital – Stock Options	-	-	-	131,200	-	131,200
Net Income (Loss)	-	-	-	-	(1,580,744)	(1,580,744)
Ending Balance 12/31/2023	**3,433,189**	**343**	**7,266,609**	**246,000**	**(8,467,281)**	**(954.329)**

ABV TECHNOLOGY, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,580,744)	(1,736,218)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	95,505	120,441
Accounts Payable	4,493	233,499
Accrued Expenses	69,002	133,629
Taxes Payable	(2,099)	(3,642)
Other Current Liability	(301,350)	278,550
Accounts Receivable – Net	18,891	(19,662)
Inventory	235,723	(190,328)
Prepaid Expenses	(6,406)	2,463
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	228,559	554,950
Net Cash provided by (used in) Operating Activities	(1,352,185)	(1,181,268)
INVESTING ACTIVITIES		
Property and Equipment – Net	198,493	215,020
Intangible Assets – Net	1,748	(10,968)
Net Cash provided by (used by) Investing Activities	200,241	204,052
FINANCING ACTIVITIES		
Issuance of Common Stock/Member contributions	-	20
APIC -Common	-	800,301
APIC – Stock options	131,200	114,800
Notes Payable – Related Parties	1,080,666	99,000
Notes Payable	34,000	-
Loan Payable	(110,519)	(106,045)
Net Cash provided by (used in) Financing Activities	1,135,347	908,075
Cash at the beginning of period	153,797	222,938
Net Cash increase (decrease) for period	(131,397)	(69,141)
Cash at end of period	**22,400**	**153,797**

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

ABV Technology, Inc ("the Company") was formed in Delaware on February 6th, 2017. The Company specializes in the development of innovative beverage equipment, empowering craft beverage makers to participate into the non-alcoholic and functional beverage markets. ABV Technology, Inc. also provides services through its Minnesota-based service centers, where it processes beverages for breweries and wineries to create non-alcoholic products. The Company's headquarters is in St. Paul, Minnesota, where it consolidated its operations including manufacturing, research and development. The Company's customers are located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses as of 2023 and 2022 and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $22,400 and $153,797 in cash and cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. The Company evaluates the collectability of the accounts receivable on a customer-by-customer basis.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. As of December 31, 2023 and 2022, the Company does not deem an allowance necessary.

As of December 31, 2023 and 2022, the accounts receivable amounts to $55,248 and $74,139, respectively.

Inventory

Inventory consisted primarily of raw materials, work in progress, and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2022 consisted of total inventory of $272,923 and $508,646, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Office Furniture and Equipment	3-10	9,531	5,677	-	3,854
Leasehold Improvements	39	32,739	1,943	-	30,796
Vehicles	5	2,999	-	-	2,999
Processing Equipment	10	278,165	70,600	-	207,565
Shop Equipment	5-10	15,720	6,809	-	8,911
Service Machines	10	1,479,884	373,943	449,539	656,402
Analyzer Machines	10	23,771	1,585	-	22,186
Grand Total	-	1,842,809	460,557	449,539	932,713

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues from the sale of brewing equipment, which includes a Dealcoholization Machine (EQ) and Pasteurization Unit (PZ). Revenue for these products is recognized after installation. The payment terms for brewing equipment requires a 50% upfront payment, 40% upon delivery, and the final 10% upon installation. The lead time for the EQ is six months, while the lead time for the PZ is four weeks. The Company's primary performance obligations include the delivery of the brewing equipment and its installation.

The Company's second revenue stream comes from the sale of measuring equipment. Revenue is recognized upon delivery, with the payment terms of 50% upfront and the balance due on delivery. The lead time for the measuring equipment is four weeks. The Company's performance obligation is the delivery of the equipment according to the agreed terms and specifications.

The Company's third revenue stream involves services related to dealcoholization and packaging, charged per gallon processed. Revenue for these services is recognized upon completion of the order, with payment terms requiring a 50% upfront payment and the remaining balance due upon completion. The Company's' performance obligation is the completion of the dealcoholization and packaging services that meet the agreed requirements and specifications.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of compensation expenses related to stock options and other office expenses.

Equity-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

	Total Stock Options	Weighted Average Fair Value
Total Stock Options Outstanding, January 1, 2022	159,000	$3.00
Granted	48,000	$4.10
Exercised	-	-
Forfeited	-	-
Total Stock Options Outstanding, December 31, 2022	**207,000**	**$3.09**
Granted	-	-
Exercised	-	-
Forfeited	-	-
Total Stock Options Outstanding, December 31, 2023	**207,000**	**$3.09**

	Nonvested Stock Options	Weighted Average Fair Value
Nonvested Shares, January 1, 2022	32,000	$2.78
Granted	48,000	$4.10
Vested	(16,000)	$4.10
Forfeited	-	-
Total Nonvested Shares, December 31, 2022	**64,000**	**$4.10**
Granted	-	-
Vested	(16,000)	$4.10
Forfeited	-	-
Total Nonvested Shares, December 31, 2023	**48,000**	**$4.10**

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31, 2023 and 2022, the Company had outstanding notes payable with related parties, Patrick Frimat, VP of Business Development and Founder and Kurt Koppelman, CIO and Founder amounting to $1,363,666 and $283,000. Details are disclosed in Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans Payable – The Company entered into various loan agreements with Northeast Bank in Minnesota for the purchase of manufacturing equipment. The Company has been paying the principal and interest on the loans as scheduled..

- On August 6, 2020, the Company obtained a loan in the amount of $168,454. The loan carries a 4.25% interest rate with a maturity date of August 6, 2025. As of December 31, 2023 and 2022, the outstanding balances were $66,317 and $103,764, respectively.

- On September 21, 2020, the Company obtained a loan in the amount of $167,314. The loan carries a 4.25% interest rate with a maturity date of September 21, 2025. As of December 31, 2023 and 2022, the outstanding balances were $69,040 and $106,093, respectively.

- On December 29,2020, the Company obtained a loan in the amount of $164,232. The loan carries a 4.25% interest rate with a maturity date of December 29, 2025. As of December 31, 2023 and 2022, the outstanding balances were $76,901 and $112,920, respectively.

Notes Payable

The Company entered into two (2) loan agreements with an unrelated party. All two (2) loans bear interest at the applicable prime rate plus 1%. As of December 31, 2023 and 2022, the outstanding loan payable of the Company to Ken Dayton amounted to $50,000 and $33,000, respectively.

Count	Loan Date	Principal	Interest Rate	Maturity Date	Balance as of 12/31/2023	Balance as of 12/31/2022
1	December 1, 2022	$33,000	Prime Rate + 1%	December 1, 2025	$33,000	$33,000
2	March 14, 2023	$17,000	Prime Rate + 1%	March 14, 2026	$17,000	-
		$50,000			$50,000	$33,000

The Company entered into two (2) loan agreements with an unrelated party. All two (2) loans bear interest at the applicable prime rate plus 1%. As of December 31, 2023 and 2022, the outstanding loan payable of the Company to Kevin Filter amounted to $50,000 and $33,000, respectively.

Count	Loan Date	Principal	Interest Rate	Maturity Date	Balance as of 12/31/2023	Balance as of 12/31/2022
1	December 1, 2022	$33,000	Prime Rate + 1%	December 1, 2025	$33,000	$33,000
2	March 14, 2023	$17,000	Prime Rate + 1%	March 14, 2026	$17,000	-
		$50,000			$50,000	$33,000

Notes Payable – Related Party:

The Company entered into twenty-seven (27) loan agreements with Patrick Frimat, VP of Development and Founder totaling $1,243,666. The loan carries an interest rate of the prime rate + 1%. As of December 31, 2023 and 2022, the outstanding loan payable of the Company to Patrick Frimat amounted to $1,243,666 and $233,000, respectively.

Count	Loan Date	Principal	Interest Rate	Maturity Date	Balance as of 12/31/2023	Balance as of 12/31/2022
1	November 10, 2021	$100,000	Prime Rate + 1%	November 10, 2026	$100,000	$100,000
2	December 20, 2021	$100,000	Prime Rate + 1%	December 20, 2026	$100,000	$100,000
3	December 1, 2022	$33,000	Prime Rate + 1%	December 1, 2025	$33,000	$33,000
4	March 8, 2023	$16,666	Prime Rate + 1%	March 8, 2026	$16,666	-
5	March 24, 2023	$100,000	Prime Rate + 1%	March 24, 2028	$100,000	-
6	April 7, 2023	$100,000	Prime Rate + 1%	April 7, 2028	$100,000	-
7	June 30, 2023	$50,000	Prime Rate + 1%	December 31, 2025	$50,000	-
8	July 3, 2023	$90,000	Prime Rate + 1%	December 31, 2025	$90,000	-
9	July 5, 2023	$90,000	USD LIBOR + 3%	December 31, 2025	$90,000	-
10	July 7, 2023	$20,000	USD LIBOR + 3%	December 31, 2025	$20,000	-
11	July 13, 2023	$18,000	USD LIBOR + 3%	December 31, 2025	$18,000	-
12	July 27, 2023	$15,000	USD LIBOR + 3%	December 31, 2025	$15,000	-
13	August 7, 2023	$26,000	USD LIBOR + 3%	December 31, 2025	$26,000	-
14	August 15, 2023	$30,000	Prime Rate + 1%	August 15, 2026	$30,000	-
15	August 30, 2023	$40,000	Prime Rate + 1%	August 30, 2026	$40,000	-
16	September 7, 2023	$20,000	Prime Rate + 1%	September 7, 2026	$20,000	-
17	September 8, 2023	$10,000	Prime Rate + 1%	September 8, 2026	$10,000	-

18	September 14, 2023	$45,000	Prime Rate + 1%	September 14, 2026	$45,000	-
19	September 28, 2023	$40,000	Prime Rate + 1%	September 28, 2026	$40,000	-
20	October 12, 2023	$32,000	Prime Rate + 1%	October 12, 2026	$32,000	-
21	October 27, 2023	$51,000	Prime Rate + 1%	October 27, 2026	$51,000	-
22	November 10, 2023	$41,000	Prime Rate + 1%	November 10, 2026	$41,000	-
23	November 17, 2023	$50,000	Prime Rate + 1%	November 17, 2026	$50,000	-
24	November 29, 2023	$35,000	Prime Rate + 1%	November 29, 2026	$35,000	-
25	December 5, 2023	$25,000	Prime Rate + 1%	December 5, 2026	$25,000	-
26	December 11, 2023	$43,000	Prime Rate + 1%	December 11, 2026	$43,000	-
27	December 22, 2023	$23,000	Prime Rate + 1%	December 22, 2026	$23,000	-
		$1,243,666			$1,243,666	$233,000

The Company entered into five (5) loan agreements with Kurt Koppelman, CIO and Founder, totaling $125,000. All five loans bear interest at the applicable prime rate plus 1%. As of December 31, 2023 and 2022, the outstanding loan payable of the Company to Kurt Koppelman amounted to $125,000 and $50,000, respectively.

Count	Loan Date	Principal	Interest Rate	Maturity Date	Balance as of 12/31/2023	Balance as of 12/31/2022
1	November 10, 2021	$25,000	Prime Rate + 1%	November 10, 2026	$25,000	$25,000
2	December 20, 2021	$25,000	Prime Rate + 1%	December 20, 2026	$25,000	$25,000
3	March 24, 2023	$25,000	Prime Rate + 1%	March 24, 2028	$25,000	-
4	April 7, 2023	$25,000	Prime Rate + 1%	April 7, 2028	$25,000	-
5	July 13, 2023	$20,000	Prime Rate + 1%	December 31, 2025	$20,000	-
		$120,000			$120,000	$50,000

Debt Summary

				For the Year Ended December 2023			For the Year Ended December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Debt	Current Portion	Non-Current Portion	Total Debt
Notes Payable – Related Party	1,363,666	Prime + 1 % or USD LIBOR + 3%	2025-2028	-	1,363,666	1,363,666	-	283,000	283,000
Notes Payable	100,000	Prime + 1 %	2027-2028	-	100,000	100,000		66,000	66,000
Loans Payable	500,000	-	2025	115,245	97,013	212,258	110,254	212,523	322,777
Total	1,963,666			115,245	1,560,679	1,675,924	110,254	561,523	671,777

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	-
2025	$428,000
2026	$785,666
2027	-
2028	$250,000
Total	$1,463,666

NOTE 6 – EQUITY

The Company has authorized 5,000,000 of common shares with a par value of $0.0001 per share. 3,433,189 shares were issued and outstanding as of 2023 and 2022.

Voting: Common stockholders are entitled to one vote per share
Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 27, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.